

December 21, 2012

Via E-mail
Chungmai Kang
Chief Financial Officer
Tsingda eEDU Corporation
No. 39, Block 74, Lugu Rd.
Shingjingshan District,
Beijing, PR China 101105

  Re: **Tsingda eEDU Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed March 30, 2012
    Response dated December 19, 2012
    File No. 000-52347

Dear Mr. Kang:

  We have reviewed your response dated December 19, 2012 and have the following comment.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Corporate Structure and Related Agreements, page 2

1. Please add footnote disclosure to clarify which corporate entities are parties to your franchise agreements. In addition, please tell us whether any of the shareholders, officers, directors or other affiliates of Tsingda eEDU, Tsingda Management or Tsingda Education are franchisees or officers, directors, beneficial holders or in any other way, a related party of any of your franchised locations. If they are, please disclose the number of franchises such parties control.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
     Adam Mimeles, Esq.